Exhibit 99.2

LIVEREEL MEDIA CORPORATION
MANAGEMENT’S  DISCUSSION  AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2007

Prepared as at February 28, 2008

Index

Overview	3
Summary of Results	3
Number of common shares and warrants	5

Business environment	5
Risk factors	5
Forward looking statements	5
Business plan	6

Results of operations	7

Liquidity and Capital Resources	12
Working capital	12
Key contractual obligations	12
Off balance sheet arrangements	12

Transactions with related parties	12

Financial and derivative instruments	13

Critical accounting estimates	13

Evaluation of disclosure controls and procedures	13

Outlook	14
Current outlook	14

Public securities filing	14

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the three and six months ended December 31, 2007 should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended December 31, 2007 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended June 30, 2007. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at February 28, 2007. The Company’s auditors have not reviewed it.

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

On October 12, 2006, the Company changed its name to LiveReel Media Corporation from Noble House Entertainment Inc.  On October 20, 2006, the Company also received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

During the three months ended September 30, 2006, LiveReel entered into an agreement to provide bridge loan financing to a production company up to $1,800,000.  All amounts under the facility were repaid in the three months ended December 31, 2006.  The Company entered into additional financing agreements totalling $625,000 in further financing to assist in the development of a feature film being developed by said production company, The Poet.  After a series of advances and repayments under this second facility, as at September 30, 2007, the amount advanced was approximately $284,000.  The Company is obligated for further advances of an additional $57,000 under the financing agreement.  The Company was to be repaid from its share of distribution revenue upon successful completion and distribution of the film.

Subsequent to the end of the first quarter of fiscal 2008, the production company entered into a distribution agreement with a distributor for the certain worldwide rights to The Poet, and the first commitments were received at a major film industry trade show in November.   However, based on the commitments received at that time, management has re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance down to nil.  This resulted in the expensing of $283,667 during the period ended September 30, 2007.   Further advances made during the quarter totalling $57,000 were also expensed in the three months ended December 31, 2007.

The Company’s wholly owned subsidiary, LiveReel Productions Corporation (“LRPC”) formalized distribution arrangements for one of its films, King of Sorrow, in the first half of fiscal 2007.  The first successful international sales of the film were entered into in February, 2007 at the Berlin Film Festival, and further sales are continuing to be pursued.  However, as the international distribution agent has been selling the film for over a year and has recently had limited success at two major fall trade shows, management re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance to $100,000 and the value of the film script down to nil.  This resulted in the expensing of $118,243 during the period ended September 30, 2007 both as a write down of advances to production companies and a write off of the script.

The following table summarizes financial information for the 2nd quarter 2008 and the preceding seven quarters:

Fiscal year	2008		2007		2006
Quarters ended	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006

Total Revenue	11,777	16,170	16,262	15,682	33,943	6,810	-	-
Loss from continuing operations	(113,005)	(511,221)	(168,662)	(229,265)	(41,707)	(185,061)	(402,078)	(144,392)
Net loss per share - basic and diluted	(0.01)	(0.04)	(0.01)	(0.02)	0.00	(0.01)	(0.03)	(0.02)

During the quarter ended December 31, 2007, losses were reduced from the quarter ended September 30, 2007 as the Company did not write down the value of certain of its advances to production companies and scripts due to revised future revenue forecasts made by the Company as a result of lower than expected sales commitments received at industry trade shows in October and November 2007.  This resulted in write downs totalling $401,910 in the quarter ended September 30, 2007.    No similar write down occurred in the current quarter.

Number of Common Shares and Warrants

These are as follows on December 31, 2007 and February 28, 2008, the date of this report:

	#	Exercise price (in US$)	Expiry date
Shares issued and outstanding	13,721,744

Warrants issued in november 2004	3,500,000	$0.10	November 30, 2009

Warrants issued in April 2006	1,193,600	$0.10	November 30, 2009

Warrants issued in June 2006	1,500,000	$0.10	November 30, 2009

	6,193,600

Warrants are convertible into an equal number of common shares of the Company on or before the expiry date.  On February 27, 2007, the conversion price of all previously issued warrants was reduced to US$0.10 per warrant and the expiry date was extended to November 30, 2009 by the board of directors of the Company.  This resulted in an increase in the value of the warrants and a reduction in the value of the shares issued of $486,395 using a Black-Scholes option price model.   This change was recorded in fiscal 2007.

8,967,200 shares issued and 6,193,600 shares issuable upon exercise of warrants are subject to resale restrictions under U.S securities laws.

Business Environment

Risk factors

The primary risks affecting the Company are substantially unchanged from those discussed in the Company’s annual MD&A for the year ended June 30, 2007.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	Our lack of substantial operating history;
•	the success of the film projects in which we have interests;
•	the impact of competition;
•	the enforceability of legal rights;
•	the volatility of the entertainment industry

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management discussion and analysis for the fiscal 2007. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company’s business plan continued to evolve in the first quarter of fiscal 2008.  During most of fiscal 2006, management focused on three major activities: development and licensing of film properties, providing production consulting including pre and postproduction and sales exploitation of films.  However, following successful completion of two private placements in April 2006 and June 2006, in which the Company raised approximately $3 million, there was a change in management and composition of the board of directors.

The new management, while maintaining the overall business focus on feature film production and distribution, began adopting a new approach.

The Company plans to focus on financing feature film productions as a producer or co-producer with others. These feature films will be produced by independent production companies, to be selected by management from time to time.  The Company anticipates continuing to utilize consultants with expertise in the industry to assist in selecting content and assisting in production and distribution efforts on projects the Company chooses to be associated with.

During the three month period ended September 30, 2006, the Company began to explore the financing aspect of the entertainment industry more extensively than in the past.  The Company entered into a bridging loan agreement which called for advances of up to $1.8 million to an independent production company involved in the production of a feature film, The Poet.  All amounts drawn under the bridging facility plus interest were repaid in the three months ended December 31, 2006.  The production company is owned by a former director and officer of the Company and a former officer of its wholly owned subsidiary.

In the three month period ended December 31, 2006, the Company entered into additional financing agreements to provide up to $625,000 in financing in exchange for financing fees and/or interest payments and the right to share in future net revenues of The Poet.  After a series of advances and repayments under this second facility, as at September 30, 2007, the amount advanced was approximately $284,000.  The Company was obligated for further advances of an additional $57,000 under the financing agreement.  The Company was to be repaid upon successful completion and distribution of The Poet.

Subsequent to the end of the first quarter of fiscal 2008, the production company entered into a distribution agreement with a distributor for the worldwide rights to the film, and the first commitments were received at a major film industry trade show in November.   However, based on the commitments received at that time, management re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance down to nil.  This resulted in the expensing of $283,667 during the period ended September 30, 2007 and the $57,000 of advances made in the three months ended December 31, 2007 were also expensed.

In addition, the other significant film property the Company has invested in, King of Sorrow, had some success in fiscal 2007 receiving commitments for the film in certain markets.  However, the film’s international distribution agent has been selling the film for over a year.  Recently, they had limited success at major fall trade shows in October and November, so management also re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance to $100,000 and the value of the film script down to nil.  This resulted in the expensing of $118,243 during the period ended September 30, 2007.

Results of Operations

	Three months	Six months	Three months	Six months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2007	2007	2006	2006
Income	$11,777	$27,947	$33,943	$40,753
Expenses	(124,782)	(652,173)	(75,650)	(267,521)
Net loss for period	(113,005)	(624,226)	(41,707)	(226,768)
Deficit at end of period	(6,729,277)		(5,707,124)

Overview

The following were the key events in the three and six month periods ended December 31, 2007 –

(a)
The Company’s and its subsidiary have been involved in the financing of two feature films, King of Sorrow and The Poet.  Advances totaling approximately $476,000 were made by September 30, 2007.  Such advances were expected to be recovered through the sales of these films in various territories throughout the world.

During fiscal 2007, King of Sorrow was sold in various territories, but had not been sold successfully into its largest potential market, the United States.  This was due to a number of factors, and management had anticipated that it would be successful at two major trade shows in the United States in October and November that it was unable to attend last year.  However, sales at those shows were much less than what had previously forecast, and as a result, a write down of the scripts for $25,000 and other advances of $93,243 was made in the first quarter to approximate management’s estimate of net realizable value of the assets.

In addition, the production company in charge of The Poet entered into an agreement for international distribution in October 2007.  Going to the same trade shows as discussed above, The Poet did have some commercial success in terms of obtaining advances from certain territories at the trade show.  However, estimated revenues were such that management revised its projected future inflows from The Poet downward and resulted in taking a write down of all previous advances and advances in the first quarter of fiscal 2008 totaling $283,667.

(b)
The Company’s continued to pay further advances totaling $57,000 to fulfill its commitment to fund The Poet through the end of the calendar year.  The Company does not expect to fund further advances at this time.  It is working with its distribution partners to determine what else can be done to exploit its film properties in various territories around the world.

The following were the key events in the three and six month periods ended December 31, 2006 -

(a)
The Company’s subsidiary, LRPC was restructured to reduce the number of full time consultants effective September 1, 2006.  The Company entered into an international distribution agreement for its recently completed film, King of Sorrow.  The first sales of King of Sorrow occurred at the Berlin Film Festival in February, 2007.

(b)
The Company entered into an agreement with a production company, The Poet Inc., to provide bridge financing of up to $1.8 million for production expenses of the film that The Poet Inc. is in the process of developing in the three months ended September 30, 2006.  These were repaid in the three months ended December 31, 2006.

(c)
In the three months ended December 31, 2006, the Company entered into additional agreements to provide up to $625,000 in additional financing to The Poet Inc., a portion of which has been repaid.  The balance of funds outstanding was expected to be repaid through the future sales of the film.

Income

The Company’s primary source of income is from earning interest income on excess cash balances in the three and six months ended December 31, 2007.

Expenses

The overall analysis of the expenses is as follows:

	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2007	2007	2006	2006

Production advances	$57,060	$57,060	$-	$-
Professional fees	19,655	19,655	32,902	40,998
Consulting expenses	15,100	30,000	45,402	162,075
Office and general	15,096	29,724	11,987	60,167
Foreign exchange loss (gain)	11,204	106,461	(27,012)	(17,706)
Shareholder information	6,459	7,006	12,044	17,133
Bank charges and interest	208	357	327	1,108
Writedown of production advances		376,910
Amortization of investment in film	-	25,000	-	-
and televison programs
Promotion	-	-	-	3,746
	$124,782	$652,173	$75,650	$267,521

Write Down of Production Advances and Production Advances

The Company’s and its subsidiary have been involved in the financing of two feature films, King of Sorrow and The Poet.  Advances totaling approximately $476,000 were made by September 30, 2007.  Such advances were expected to be recovered through the sales of these films in various territories throughout the world.

During fiscal 2007, King of Sorrow was sold in various territories, but had not been sold successfully into its largest potential market, the United States.  This was due to a number of factors, and management had anticipated that it would be successful at two major trade shows in the United States in October and November that it was unable to attend last year.  However, sales at those shows were much less than what had previously forecast, and as a result, a write down of the scripts for $25,000 and other advances of $93,243 was made in the first quarter to approximate management’s estimate of net realizable value of the assets.

In addition, the production company in charge of The Poet entered into an agreement for international distribution in October 2007.  Going to the same trade shows as discussed above, The Poet did have some commercial success in terms of obtaining advances from certain territories at the trade show.  However, estimated revenues were such that management revised its projected future inflows from The Poet downward and resulted in taking a write down of all previous advances and advances in the first quarter of fiscal 2008 totaling $283,667.

During the quarter ended December 31, 2007, the Company expensed an additional $57,000 in advances made to The Poet to fulfill its advance commitments for that film.

Professional fees

Professional fees in the three months ended December 31, 2007 were comprised of legal fees of approximately $13,000 and accounting fees of $6,500.  Legal fees relate primarily to the review of the Company’s public filings and various other matters and accounting fees relate to various fees for discussion around tax planning for the Company.  There were no fees occurred in the first three months of the fiscal year.

Professional fees in the three months ended December 31, 2006 were comprised of legal fees of $25,852 and audit fees of $7,050.  Legal fees relate primarily to the review of the Company’s public filings and assistance in review of materials for the special meeting of shareholders held October 4, 2006 and audit fees relate to fees being higher than what was previously accrued in the year end accrual for fees.  Additional legal fees were incurred in the three month period ended September 30, 2006 relating primarily to the special meeting of shareholders.

Consulting Expenses

Consulting expenses for the three and six months ended December 31, 2007 of $15,100 and $30,000 respectively include fees paid to the Chief Financial Officer.  In the three and six months ended December 31, 2006, the consulting fees of $45,402 and $162,075 respectively are comprised of cash fees and stock compensation expense.

Cash expenses for the three months ended December 31, 2006 of $34,003 include fees paid to a former director and officer of $20,000 and the new Chief Financial Officer of $15,000 for consulting services provided during the period.  Cash consulting expenses for the six months ended December 31, 2006 of $93,676 include fees paid to a former director and officer of $40,000 and the Chief Financial Officer of $20,000 for consulting services provided during the period.  The balance related to consulting fees paid to 6 individuals who worked for the Company’s subsidiary.  Two of the former executives of the subsidiary, Mr. Damian Lee, the former President, and Mr. Lowell Conn, the former vice president, were paid a total of approximately $23,000 in the six month period.  All long term consulting contracts with the Company’s former senior management were cancelled without any penalty or further obligation in the three month period ended September 30, 2006.

Stock based compensation is also included in consulting expense and is made up of the Company’s common shares and options to acquire the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

During fiscal 2006, the board of directors of the Company approved and created two new Plans, which were all registered with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933:

2006 Consultant Stock Compensation Plan covering one million common shares, which were issued to three consultants including a former director for his services as chief financial officer and two other consultants of the company for their services.  The shares were valued at $228,000 based on the market price on the date of issuance. $114,001 was expensed in fiscal 2006 and the balance of $113,999 was deferred.  An additional $57,000 was amortized in the three month period ended September 30, 2006.

On December 15, 2006, the Company cancelled 800,000 shares issued to a consultant due to lack of performance of duties.  The Company recorded a reduction in share capital related to the cancellation of shares of $182,400 and an increase in contributed surplus for the same amount.  It wrote off $45,600 of previously unamortized deferred stock compensation as a reduction in contributed surplus.  It continued to record the amortization of the remaining fair value of the other 200,000 shares of $11,399 during the period.

Office and general

These costs include insurance, rent, telephone, and other general and administration costs.

Insurance costs for the three months ended December 31, 2007 of approximately $11,000 (six months ended December 31, 2007 - $22,000) relate to a directors and officers insurance policy entered into during the first quarter of fiscal 2008 for a six month period of time.  The expense relates to amortizing one half of the cost in the quarter.  An expense of $11,000 and $22,000 was incurred in the three and six month period ended December 31, 2006, respectively for a similar policy.

In the three and six months ended December 31, 2007, rent was $nil for the Company.  Rent for the three months ended December 31, 2006 was nil as the company shared its premises with a production company during the quarter.  In the three months ended September 30, 2006, rent was approximately $9,000 as the Company was transitioning locations and was incurring rental costs at two locations.

Miscellaneous costs include the costs of various travel, courier, web site development, etc. not categorized elsewhere in the financial statements.  These increased when comparing the three months ended December 31, 2007 to the three months ended December 31, 2006 because of approximately $3,800 in meals and entertainment and office expenses being incurred in the period compared to nil in the prior year.  When comparing the six months ended December 31, 2007 to the six months ended December 31, 2006, other costs decreased as there was approximately $17,000 less in travel and entertainment costs being incurred by the new CEO of the business in the current fiscal year compared to the three months ended September 30, 2006, and there was also a reduction in staff at the companies subsidiary effective September 1, 2006, which reduced phone, courier and other corporate expenses accordingly.

Foreign exchange loss

Exchange loss for the three and six months ended December 31, 2007 related entirely to the translation of US dollar balances and transactions into Canadian dollars at December 31, 2007 compared to the exchange rate used at June 30, 2007 and September 30, 2007 as the Canadian dollar strengthened against the US dollar.   Most of the Company’s excess cash is held in a US dollar account, and translated at the balance sheet date.

For the three and six months ended December 31, 2006 there was a $27,000 gain and an $18,000 foreign exchange gain respectively due to movements of the Canadian and US dollar in the period, again primarily on its excess cash balances held in a US dollar account.

Shareholder Information

Shareholder information costs in the three and six months ended December 31, 2007 comprised transfer agent fees and regulatory and related filing fees.

Shareholder information costs in the three and six months ended December 31, 2007 consist of the cost of holding a special shareholders’ meetings in October 2006, regulatory and related filing fees and transfer agent fees.

Amortization of Investments in Film and Television Programs

During fiscal 2006, LRPC was holding nine scripts at a carrying value of $172,500 and four distribution contracts at a carrying value of $60,000. At the year end of June 30, 2006, management decided to fully amortize all but one script and all distribution contracts because it has decided not to pursue development of these properties any further. The only script not amortized and kept at its carrying value of $25,000 was that of King of Sorrow. The script had been developed into a feature film for which the Company held certain distribution rights.  As at June 30, 2007, management concluded that based on the estimates of the potential revenue that would be realized by the film, the carrying value of the script was fully recoverable.

However, subsequent to the end of the year, management became concerned about its ability to recover all of the advances and the value of the script for King of Sorrow.  The Company had contracted with an international distributor in the fall of 2006, and had seen some success in selling the film to smaller markets internationally.  However, in assessing recoverability of the asset it was expected that the US market would be key, and that a few key trade shows in October and November of 2007 would yield improved sales results in this market.  However, the distribution company was much less successful than what was anticipated, and management revised downwards its assumptions about future revenues and net realizability of the assets.  This resulted in a decision to write off the carrying value of the script to nil.

Promotion costs

Promotion costs for the three and six months ended December 31, 2007 were incurred by LRPC preparing for the potential sales of the two films the Company is associated with, King of Sorrow and The Poet.  No such costs were incurred in the three and six months ended December 31, 2007.

Liquidity and Capital Resources

Working Capital

As at December 31, 2007, the Company had a net working capital position of $1,366,439 compared to a working capital position of $1,479,444 as at September 30, 2007 and $1,965,665 as of June 30, 2007.   Cash on hand as at December 31, 2007 was $1,362,472 compared to $1,463,563 as at September 30, 2007 and $1,644,350 in cash as at June 30, 2007.

The working capital position has declined by approximately $110,000 on a quarter over quarter basis due to the financing of the operating loss of the business in the three months ended December 31, 2007 resulting primarily from continued advances made to fund The Poet and other operating expenses as discussed earlier.

The Company believes it has adequate cash on hand to meet its cash requirements in the upcoming fiscal year.

Key Contractual obligations

These are detailed in Note 11 – commitments and contingent liabilities to the consolidated financial statements for the quarter ended December 31, 2007.

Off balance sheet arrangements

At December 31, 2007 and 2006, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three months ended December 31, 2007 and balances as at that date, not disclosed elsewhere in the financial statements are:

a) Consulting fees in the three month period ended December 31, 2007 include $15,100 paid to the Chief Financial Officer for services rendered during the period (three month period ended December 31, 2006 - $15,000 to the Chief Financial Officer and $20,000 to a former director and officer).  Consulting fees in the six month period ended December 31, 2007 include $30,000 paid to the Chief Financial Officer for services rendered during the period (six month period ended December 31, 2006 - $30,000 to the Chief Financial Officer and $40,000 to a former director and officer).

b)
Rent of $nil was charged in the three and six month periods ended December 31, 2007 and $nil  in the three month period ended December 31, 2006 and $3,900 for the six month period ended December 31, 2006 for premises owned by a former director and officer of the Company.

Financial and derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at September 30, 2007.

Credit risk is minimised as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognised rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the quarters ended December 31, 2007 and 2006, any foreign currency hedge contracts.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended June 30, 2007. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended December 31, 2007.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our audit committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current outlook

LiveReel currently has approximately $1.4 million in cash with no significant debts. It has the backing of new shareholders with considerable financial strength and network in the entertainment industry. These shareholders have taken an active approach to the operations and management of the Company.

We are confident that with resources at our disposal we will succeed in improving the profitability of the business over time.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com.